

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Craig F. Courtemanche, Jr.
President and CEO
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, CA 93013

> **Re: Procore Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-40396**

Dear Craig F. Courtemanche, Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin Singer